

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Via E-mail
Andrew Anagnost and Amar Hanspal
Co-Chief Executive Officers
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

> **Re:     Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Filed March 21, 2017**
> **File No. 0-14338**

Dear Messrs. Anagnost and Hanspal:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.  You state on page 8 and elsewhere in the Form 10-K that you operate in the Middle East and Africa, regions that include Syria and Sudan. Syria and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. You should describe any products, technology or services you have provided into Syria or Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.  You disclose on page 50 in the Form 10-Q for the quarterly period ended April 30, 2017, that you filed a Voluntary Self Disclosure with OFAC in December 2016, with respect to the sale of certain licenses that may have been made in potential violation of U.S. export control and economic sanctions laws.  Please briefly describe the referenced sales to us, including whether they related to Sudan and/or Syria.

3.  Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Barbara Jacobs
        Assistant Director
        Division of Corporation Finance